Correspondence

Peter Jaslow Tel: 215.864.8737 Fax: 215.864.8999 jaslowp@ballardspahr.com

February 5, 2020

United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street N.E. Washington D.C. 20549 Attn: Tim Buchmiller
Re:	OpGen, Inc. Registration Statement on Form S-3 Filed January 28, 2020 File No. 333-236106

Ladies and Gentlemen:

We are providing this response letter on behalf of OpGen, Inc. (the “Company” or “OpGen”) with respect to the Staff’s comment letter dated February 4, 2020, regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Concurrently with the submission of this response letter, we are also filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, the Staff’s comment has been reproduced below, followed by the Company’s response. Capitalized terms used and not defined in this response letter have the meanings given to such terms in the Registration Statement.

Registration Statement on Form S-3 filed January 28, 2020

Exclusive Jurisdiction for Certain Actions, page 37

1.	Although we note your undertaking, in your response to comment 17 of our comment letter dated December 12, 2019, to include similar disclosure as provided in response to that comment with regard to your forum selection provision in your future Exchange Act and Securities Act filings in which such provision is addressed, we do not see such disclosure in your filing at this time. As such, we continue to note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

United States Securities and Exchange Commission

February 5, 2020

RESPONSE: We respectfully acknowledge the staff’s comment. As described in our response to comment 17 of the Staff’s comment letter dated December 12, 2019, the forum selection provision in OpGen’s Certificate of Incorporation provides that only certain matters be litigated in the Court of Chancery of the State of Delaware and is not intended to apply to claims arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In response to the Staff's comment, we have revised the disclosure on page 37 of Amendment No. 1 to clarify that the Company’s forum selection provision is not intended to apply to such claims and that, to the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the provision in such respect, and the Company’s stockholders will not be deemed to have waived compliance with federal securities laws and the rules and regulations thereunder.

In response to the Staff´s comment, we have added a new risk factor under "Risk Factors" beginning on page 29 of Amendment No. 1 to clarify that the forum selection provision does not apply to claims brought pursuant to the federal securities laws and the rules and regulations thereunder, including the Securities Act and the Exchange Act, and to identify the related risks of such forum selection provision to, and other potential impacts on, investors. In addition, to help stockholders understand the scope of the forum selection provision going forward, OpGen undertakes to include similar disclosure with regard to its forum selection provision in its future Exchange Act and Securities Act filings in which such provision is addressed.

Please contact Timothy C. Dec, the Chief Financial Officer of the Company, at (240) 813-1273, or me at (215) 864-8737, if you have any questions about our response.

Very truly yours,

/s/ Peter Jaslow

Peter Jaslow

PJ/mbl

cc:	Evan Jones Oliver Schacht, Ph.D. Scott Sonnenblick